FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on 2011 interim results of Huaneng Power International, Inc. (the “Registrant”);
2.	an announcement on connected transaction of the Registrant;
3.	a notice of 2011 second extraordinary general meeting of the Registrant;
4.	a proxy form for 2011 second extraordinary general meeting of the Registrant; and
5.	a reply slip for 2011 second extraordinary general meeting of the Registrant;

Each made by the Registrant on August 10, 2011.

Appendix 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

2011 Interim Results Announcement

Consolidated operating revenue:	RMB64.054 billion
Profit attributable to equity holders of the Company:	RMB1.131 billion
Earnings per share:	RMB0.08

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2011 and a comparison with the operating results for the same period of 2010. For the six months ended 30 June 2011, the Company and its subsidiaries recorded consolidated operating revenue of RMB64.054 billion, representing an increase of 31.11% as compared to the same period of 2010. The profit attributable to equity holders of the Company was RMB1.131 billion, representing a decrease of 41.48% as compared to the same period last year. The earnings per share were RMB0.08 and net asset value per share (excluding non-controlling interests) was RMB3.71.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2011, the Company overcame the adverse effects arising from high fuel prices, tight money supply and downward movement of the capital market. The Company actively addressed the changes in the operating environment focusing on enhancing economic efficiency. As a result, the Company achieved new developments in various aspects including production safety, cost control, energy saving and environment protection and capital operation.

1.	Power Generation

During the first half of this year, the Company’s power plants within China achieved a total power generation of 152.404 billion kWh on consolidated basis, representing an increase of 28.25% over the same period of last year. The increase in power generation of the Company was mainly attributable to the following reasons: The Company has grasped the continued growth trend of the national economy in 2011 and the favourable conditions of a relatively strong national power demand, expanding various marketing channels and increasing effective power generation. At the same time, the market share of the Company increased as a number of new generating units commenced power generation since the second half of 2010, and the acquisition of Diandong Energy Company and Zhanhua Cogeneration was completed.

During the first half of 2011, the total power generation of Tuas Power Ltd. in Singapore accounted for a market share of 26.7%, representing an increase of 2.2 percentage point compared to that in the same period of last year.

2.	Cost Control

During the first half of 2011, the Company’s coal purchase cost increased as the market purchase price remained at a high level which was significantly higher than that in the same period of last year. The Company adopted various measures including optimizing the purchase structure, increasing the purchase volume of economical coal and rationalizing inventories arrangements, with an aim of reducing average coal purchase prices.

3.	Energy Saving and Environmental Protection

The Company attaches great importance to energy saving and environmental protection work. During the “Eleventh Five-year Plan” period, all coal-fired generating units of the Company are equipped with desulphurization facilities and over 30% of the capacity of coal-fired generating units is equipped with denitrification facilities. Moreover, the Company has strengthened the operation and maintenance of the desulphurization facilities of coal-fired generating units so as to increase the operating efficiency and commissioning rate of the facilities.

4.	Project Development and Construction

During the first half of 2011, the Jiangsu Jinling CCGT co-generation project, Liaoning Changtu Taiping Wind Power Plant project and Yunnan Laochang Mining Area Bailongshan Coal Mine No.2 Shaft project of the Company obtained approval.

Liaoning Wafangdian Zhaotun Wind Power Plant (48 MW) commenced operation on 18 June 2011. To date, the controlling generation capacity and the equity-based generation capacity of the Company are 54,499 MW and 51,032.5 MW respectively.

5.	Capital Operation

On 29 June 2011, the Company entered into an agreement relating to the transfer of the equity interest in Huaneng Jilin Biological Power Generation Co., Ltd. with Huaneng Jilin Power Generation Co., Ltd. (“Huaneng Jilin Company”) and China Huaneng Group Company (“Huaneng Group”), pursuant to which the Company will transfer its interest in Huaneng Jilin Biological Power Generation Co., Ltd. (“Jilin Biological Company”) to Huaneng Jilin Company and Huaneng Jilin Company will pay a consideration of RMB106,303,200 to the Company. At the same time, the energy saving and emission reduction capital in the central state-owned capital operating budget in the sum of RMB71,350,000 originally appropriated by Huaneng Group to Jilin Biological Company through the Company will no longer be treated as capital injected by the Company. Huaneng Group and Huaneng Jilin Company will enter into a separate agreement on the special fund treatment issue.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

Currently the overall economic situation of China is good and the economy is being developed following the macroeconomic control policy. The government will continue to maintain the continuity and stability of the macroeconomic policy and continuously enhance the pertinence and flexibility of the policy.

Regarding the power market, national power demand maintained a relatively rapid growth trend due to the steady and relatively fast development of the national economy. The estimated national annual power generation is expected to increase more than 12%. Most of the Company’s power plants are located along riverside or seaside in southeast China, where the power market condition is better than that of the nationwide level as a whole. In addition to the completion of the planned power generation for domestic units of 315 billion kWh set out at the beginning of this year, the Company strives to enable the annual power generation utilization hours of coal-fired generation units to exceed the average levels of the places where the coal-fired generating units are located. However, during the second half of the year, the power market faces certain uncertainties. Following the further realization of the effect of monetary tightening structure adjustment and the continuous commencement of operation of new generating units, power supply capability will be further enhanced and the tense power supply and demand situation will be further eased, and the growth rate of power generation will slow down gradually. At the same time, the Company will comply with the higher requirement in future development projects after the government’s restructuring of the energy sector and vigorous promotion of clean energy and renewable energy development.

Regarding the coal market, the National Development and Reform Commission strengthened supervision on the fulfillment rates and price settlement of key coal supply contracts of certain coal suppliers. The Company will actively implement and continuously strive to obtain the support of State policies in order to increase the overall profitability. During the second half of the year, the coal demand and supply tend to balance generally, and coal prices will remain at high levels. The Company will formulate purchase strategy and optimize purchase structure according to market changes; continue to strengthen cooperation with large State-owned coal enterprises and broaden major supply channels; strengthen economical coal purchase; capitalize on the function of two resources in the international and domestic markets; actively explore new channels to obtain coal resources and strive to control fuel costs.

Regarding energy saving and environmental protection, the Company always strictly complies with the State’s policies and regulations on energy saving and environmental protection. The Company applies advanced technologies to new generating units to develop advanced, large capacity and effective coal-fired generating units and effective cogenerating units, strives to increase the ratio of clean energy including wind power and hydropower, expedites the denitrification renovation of coal-fired generating units and strengthens the operation management of the environmental protection facilities of existing generating units, so as to effectively reduce pollutant emission and control costs on energy saving and environmental protection.

Regarding the capital market, the monetary policy of the government has changed from “moderately loose” to “stable”. During the year, the Central Bank raised the deposit reserve ratio six times successively and raised the loan interest rate three times. Large banks also further strengthened risk control and enterprise financing difficulty and financing costs further increased.

During the second half of the year, the Company will fully leverage its own advantages in terms of resources, scale, geographical coverage and costs. It will actively exploit new space for development, strengthen marketing work, strive to exceed the annual power generation target, strictly control costs and enhance the Company’s profitability.

The major tasks of the Company for the second half of 2011 include:

1.	to strengthen safe production and management and ensure the safe, stable and economical operation of its generating units;

2.	to strengthen the sales force and strive to exceed the annual power generation on the basis of ensuring maximization of the benefits of power generation;

3.
to improve fuel management work and make every effort to ensure a safe, stable and effective fuel supply; and to raise the key contract fulfillment rate, strengthen blending and mixed burning and effectively control fuel purchase costs;

4.
to strengthen the management of energy consumption indicators, actively promote refined management of energy consumption indicators and optimized operation of generating units and further raise the level of energy consumption indicators; and to strengthen emissions reduction and continuously enhance the commissioning rate and overall efficiency of the environmental protection facilities;

5.
to actively cope with the severe financing environment and strive to explore financing channels in order to ensure capital sufficiency for the operation and development of the Company; and to further optimize the debt structure and control financial risks.

6.
to actively push forward preliminary work of projects; to further optimize power structure and adjust deployment by making use of the “Twelfth Five-year Plan” of power development; and to strengthen infrastructure management and ensure the safe, stable and economical operation of new generating units in order to attain the requirements for energy saving and environmental friendly generating units.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS

During first half of 2011, the Company completed its acquisitions of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbor, Luoyuanwan Pier, Ludao Pier and Suzihe Hydropower. These six entities are included in consolidation scope of the Company since then.

Comparison of operating results between the first half of 2011 and 2010.

Summary

According to the Company’s preliminary statistics, for the six months ended 30 June 2011, the Company and its subsidiaries’ total domestic power generation on a consolidated basis amounted to 152.404 billion kWh, representing an increase of 28.25% over the same period in 2010, and total electricity sold amounted to 143.718 billion kWh, representing an increase of 28.30% over the same period in 2010.

The increase in the Company and its subsidiaries’ power generation was mainly due to the following reasons:

The Company seized the growth trend of the national economy in 2011 and the favorable conditions for substantial increase in power demand, expanded various marketing channels and increased power generation;

Since the second half of 2010, the Company’s market share has increased, with new generation units being put into production and completion of the acquisitions of Diandong Energy and Zhanhua Cogeneration.

The power generation/electricity sold of each of the Company and its subsidiaries’ domestic power plants in the first half year of 2011 are listed below (in billion kWh):

Domestic power plant	Power generation in the first half year of 2011	Power generation in the first half year of 2010	Change	Electricity sold in the first half year of 2011	Electricity sold in the first half year of 2010	Change

Liaoning
Dalian	3.313	4.160	-20.36%	3.147	3.968	-20.69%
Dandong	1.630	1.927	-15.41%	1.554	1.835	-15.31%
Yingkou	4.031	4.918	-18.04%	3.780	4.624	-18.25%
Yingkou Cogeneration	1.669	1.811	-7.84%	1.556	1.684	-7.60%
Inner Mongolia
Huade Wind Power	0.072	0.074	-2.70%	0.071	0.073	-2.74%
Hebei
Shang’an	7.481	6.564	13.97%	7.051	6.174	14.20%
Kangbao Wind Power	0.00029	—	—	—	—	—
Gansu
Pingliang	6.527	4.017	62.48%	6.187	3.804	62.64%
Beijing
Beijing Cogeneration	2.263	2.312	-2.12%	1.990	2.033	-2.12%
Tianjin
Yangliuqing Cogeneration	3.167	3.045	4.01%	2.962	2.832	4.59%
Shanxi
Yushe	2.137	2.490	-14.18%	1.974	2.300	-14.17%
Shandong
Dezhou	7.743	7.610	1.75%	7.294	7.179	1.60%
Jining	2.531	2.495	1.44%	2.357	2.313	1.90%
Xindian	1.678	1.645	2.01%	1.573	1.548	1.61%
Weihai	5.121	1.903	169.10%	4.872	1.791	172.03%
Rizhao Phase II	4.174	3.771	10.69%	3.953	3.585	10.26%
Zhanhua Cogeneration※	0.859	0.976	-11.99%	0.786	—	—
Henan
Qinbei	7.668	6.673	14.91%	7.240	6.312	14.70%
Jiangsu
Nantong	4.738	4.057	16.79%	4.527	3.881	16.65%
Nanjing	1.981	1.796	10.30%	1.870	1.695	10.32%
Taicang	5.695	5.849	-2.63%	5.389	5.508	-2.16%
Huaiyin	3.582	3.981	-10.02%	3.372	3.749	-10.06%

Domestic power plant	Power generation in the first half year of 2011	Power generation in the first half year of 2010	Change	Electricity sold in the first half year of 2011	Electricity sold in the first half year of 2010	Change

Jinling Combined- cycle	1.443	0.941	53.35%	1.408	0.919	53.21%
Jinling Coal-fired	5.652	3.297	71.43%	5.380	3.135	71.61%
Qidong Wind Power	0.141	0.114	23.68%	0.137	0.112	22.32%
Shanghai
Shidongkou First	3.749	3.720	0.78%	3.528	3.504	0.68%
Shidongkou Second	3.987	3.041	31.11%	3.835	2.922	31.25%
Shanghai Combined- cycle	0.717	0.533	34.52%	0.699	0.520	34.42%
Shidongkou Power	3.290	—	—	3.111	—	—
Chongqing
Luohuang	8.287	6.301	31.52%	7.695	5.800	32.67%
Zhejiang
Yuhuan	13.099	10.338	26.71%	12.487	9.851	26.76%
Hunan
Yueyang	4.711	2.697	74.68%	4.428	2.509	76.48%
Jiangxi
Jinggangshan	4.722	3.772	25.19%	4.494	3.593	25.08%
Fujian
Fuzhou	6.015	2.844	111.50%	5.714	2.707	111.08%
Guangdong
Shantou Coal-fired	3.300	3.649	-9.56%	3.091	3.413	-9.43%
Haimen	5.567	5.625	-1.03%	5.312	5.344	-0.60%
Yunnan
Diandong Energy※	6.296	7.454	-15.54%	5.805	—	—
Yuwang Energy※	3.368	3.567	-5.58%	3.089	—	—

Total	152.404	118.836	28.25%	143.718	112.014	28.30%

※
The figures relating to the power generation of Zhanhua Cogeneration, Diandong Energy and Yuwang Energy for the first half of 2010 are included for reference only and were not accounted for in the Company’s total power generation for the first half of 2010.

For the first half of 2011, the accumulated power generation of Tuas Power Ltd. in Singapore accounted for a market share of 26.7%, representing an increase of 2.2 percentage points compared to 24.50% for the same period of last year.

The Company experienced a 31.11% increase in operating revenue during the first half of 2011 from the same period of last year contributed by the significant increase in power generation. The operating costs of the Company for the first half of 2011 increased by 32.46% from the same period of last year due to the increase in fuel prices and power generation as well as the expansion of operating scale of the Company. As a whole, the net profit attributable to shareholders of the Company for the first half of 2011 was RMB1.131 billion, representing a 41.48% decreases from RMB1.932 billion for the same period of last year. The decrease of net profit was mainly attributable to the increase in fuel prices and increase of interest rate of RMB borrowings.

1.	Operating revenue and tax & levies on operations

Operating revenue mainly represents revenue received from power sold. For the six months ended 30 June 2011, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB64.054 billion, representing a 31.11% increase over RMB48.854 billion for the same period of last year.

The increase in operating revenue is mainly attributable to the increase in power generation. New generation units contributed RMB6.516 billion to the increase and the Singapore operations achieved an increase by RMB2.951 billion in operating revenue.

Tax and levies on operations mainly consist of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Surcharge calculated at prescribed percentage on the amount of the value-added tax paid. These surcharges also applied to direct foreign investment entities that have been approved by the government since December 2010, certain power plants of the Company are subject to these surcharges since then. For the six months ended 30 June 2011, the tax and levies on operations increased to RMB0.218 billion, by RMB0.156 billion from

RMB62.0 million for the same period of last year.

2.	Operating expenses

For the six months ended 30 June 2011, total operating expenses of the Company and its subsidiaries increased by 32.46% to RMB59.045 billion from RMB44.577 billion for the same period of last year.

The increase was mainly attributable to the increase in fuel prices and power generation as well as the expansion of operating scale of the Company. The operations of new generation units contributed to an increase of consolidated operating expenses of RMB6.258 billion while the operating expenses of Singapore operations increased by RMB2.328 billion.

	2.1	Fuel cost

Fuel cost represented the largest portion of the operating expenses of the Company and its subsidiaries, which increased by 35.08% to RMB42.885 billion for the first half of 2011 from RMB31.749 billion for the same period of last year. The increase in fuel cost was primarily due to the increase in fuel prices and power generation as well as the expansion of operating scale of the Company. Operations of new generation units accounted for RMB4.944 billion of the increase in fuel cost, while Singapore operations had an increase by RMB0.794 billion in fuel cost.

	2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 11.55% to RMB5.830 billion for the first half of 2011 from RMB5.226 billion for the same period of last year. The increase of depreciation expenses was mainly due to the expansion of operating scale of the Company.

	2.3	Labor

Labor costs include salary, contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance as well as training costs, etc. Labor costs of the Company and its subsidiaries amounted to RMB2.077 billion for the first half of 2011, representing an increase of

RMB0.258 billion from RMB1.819 billion for the same period of last year, which are primarily due to the Company’s expansion and the increase in labor costs of new generation units.

	2.4	Other operating expenses (including purchase of electricity and service fees paid to Huaneng International Power Development Corporation (“HIPDC”))

Other operating expenses (including purchase of electricity and the services fees paid to HIPDC) of the Company and its subsidiaries amounted to RMB7.109 billion for the first half of 2011, representing an increase of RMB2.287 billion from RMB4.822 billion for the first half of 2010. The increase was mainly attributable to the operations of new generation units and the purchase of electricity by Tuas Power Ltd., which accounted for the increase of RMB0.263 billion and RMB1.426 billion, respectively. Increase in the costs of purchase of electricity was mainly caused by the increase in the volume and the unit price of electricity purchased.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2011 amounted to RMB3.687 billion, representing an increase of RMB1.378 billion from RMB2.309 billion for the same period of last year. The increase was primarily attributable to the increased interest rate of RMB borrowings, expensing instead of capitalizing interest upon commercial operation of new generation units and the Company’s expansion, among which, the operations of new generating units and Singapore operations contributed RMB0.612 billion and RMB0.256 billion respectively.

4.	Share of profit of associates/ jointly control entities

The share of profit of associates/jointly control entities of the Company and its subsidiaries for the first half of 2011 was RMB346 million, representing a decrease of RMB32 million from RMB378 million for the same period of last year.

5.	Income tax expenses

For the first half of 2011, the Company and its subsidiaries recorded a consolidated income tax expense of RMB500 million, representing an increase of RMB78 million from RMB422 million for the same period of last year. The increase in weighted average effective tax rate was primarily attributable to increased losses of certain power plants. The income tax expense of Singapore operations increased by RMB860 million.

6.	Net profit attributable to equity holders of the Company (excluding non-controlling interests)

The net profit attributable to equity holders of the Company amounted to RMB1.131 billion for the first half of 2011, representing a decrease of 41.48% from RMB1.932 billion for the same period of last year, which was mainly attributable to the increase of fuel prices and the increase of interest rate of RMB borrowings.

7.	Comparison of financial positions

As at 30 June 2011, total assets of the Company and its subsidiaries amounted to RMB255.974 billion, representing an increase of 12.30% from RMB227.938 billion as at 31 December 2010.

As at 30 June 2011, total assets of Singapore operations amounted to RMB30.227 billion, representing an increase of 7.96% from RMB27.998 billion as at 31 December 2010.

The capital expenditure for infrastructure construction and renovation projects of the Company and its subsidiaries for the first half of 2011 amounted to RMB6.348 billion, which was mainly financed by internal funding, debt and equity financing and cash flows generated from operating activities.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity = balance of liabilities as at period end / balance of shareholders’ equity (excluding non-controlling interests) as at period end

Current ratio = balance of the current assets as at period end/ balance of current liabilities as at period end

Quick ratio = (balance of current assets as at period end - net amounts of inventories as at period end) / balance of current liabilities as at period end

Multiples of interest earned = (profit before income tax expenses + interest expenses) / interest expenditure (inclusive capitalized interest)

	The Company and its subsidiaries
Item	As at 30 June 2011	As at 31 December 2010

Ratio of liabilities and shareholders’ equity	3.75	3.08
Current ratio	0.39	0.38
Quick ratio	0.31	0.32

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Multiples of interest earned	1.30	1.68

The ratio of liabilities and shareholders’ equity increase slightly compared to the beginning of the year, which was mainly attributable to incorporation of power and coal mining operations of Diandong into the consolidated scope of the Company and the increase in loans rose for construction. The current ratio and quick ratio remain at the same level as the beginning of this year.

The multiples of interest earned decreased, which was mainly attributable to the increase of interest expenditure for the first half of 2011.

As of 30 June 2011, the Company and its subsidiaries have a negative working capital balance of RMB61.785 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes that it will be able to meet its liabilities as and when they fall due and secure the funds required for operations. In addition, the Company continued to make use of its favorable credit rating and minimized interest expense by drawing short-term borrowings which bore relatively lower interest rate.

II.	LIQUIDITY AND CASH RESOURCES

	1.	Liquidity

Item	For the six months end 30 June 2011	For the six months ended 30 June 2010
	(RMB in billion)	(RMB in billion)	Change (%)

Net cash provided by operating activities	9.298	9.038	2.88%
Net cash used in investing activities	(8.300)	(11.578)	-28.31%
Net cash provided by financing activities	1.308	3.130	-58.21%
Exchange gains/(losses)	0.069	(0.013)	-630.77%

Net increase in cash and cash equivalent	2.375	0.577	311.61%
Cash and cash equivalent, beginning of period	9.426	5.227	80.33%

Cash and cash equivalent as at the end of the period	11.801	5.804	103.33%

The net cash provided by operating activities amounted to RMB9.298 billion for the first half of 2011, which was almost the same with that for the same period of last year.

Net cash used in investing activities amounted to RMB8.300 billion, mainly consisted of capital expenditures for construction and payment for considerations of business combination.

The main financing activities of the Company were repayments of loans and redemption of short-term bonds, as well as new project financing activities. During the first half of 2011, the Company repaid loans of RMB35.845 billion and redeemed short-term bonds of RMB5.00 billion, drawdown new loans of RMB43.848 billion, and issued short-term bonds of RMB4.980 billion.

As at 30 June 2011, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Hong Kong dollar and Japanese Yen measured at RMB equivalent were RMB7.024 billion, RMB1.645 billion, RMB1.157 billion, RMB1.969 billion and RMB0.006 billion, respectively.

2.	Capital expenditure and cash resources

	2.1	Capital expenditure on acquisitions

On 31 December 2009, the Company entered into an Equity Transfer Contract with Shandong Electronic Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Co., Ltd. (“Luneng Development”), in accordance with which, the Company agreed to acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Cogeneration, 100% equity interest in the registered capital of Jilin Biological Power, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, and development rights with respect to the preliminary stage projects (including Rizhao Lanshan 4×660 MW coal-fired project and Luoyuanwan 2×660 MW coal-fired project), all of which were owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development. The aggregate consideration for the abovementioned acquisitions of equity interests is RMB8.625 billion. As of 30 June 2011, the Company has paid RMB6.885 billion.

Following the completion of acquisition of Zhanhua Cogeneration, Luneng Jiaonan Harbor, Luneng Shipping and Jilin Biochemical Power by the end of 2010, the Company has completed its acquisition of the other five entities in the first half year of 2011.

2.2	Capital expenditures for construction and renovation projects

The capital expenditures for construction and renovation projects for the first half of 2011 amounted to RMB6.348 billion, including RMB682 million for Beijing Cogeneration, RMB671 million for Zuoquan Power plant, RMB530 million for Haimen project, RMB336 million for Jiuquan Wind Power, RMB311 million for Yueyang expansion project, RMB253 million for Qinbei expansion project, RMB178 million for Qidong Wind Power, RMB173 million for Diandong Yuwang, RMB131 million for Shanghai generation project, RMB124 million for Jinling Coal-fired project, and RMB121 million for Xiangqi Hydropower. Expenditures on construction for Singapore operations and other domestic power plants amounted to RMB908 million and RMB1.059 billion, respectively, and expenditures on renovation amounted to RMB871 million.

The Company financed most of the capital expenditures above through internal funding, debts and equity financing and cash from operating activities.

The Company expects to incur significant capital expenditures in the next few years. During the course, the Company will actively improve the project planning process on a commercially viable basis. The Company will also actively develop new projects to pave the way for its long-term development. The Company expects to finance the above capital expenditures through internal funding, debts and equity financing and cash flows from operating activities.

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditures and acquisition costs primarily from internal funds, debt and equity financing, and cash flows from operating activities.

Good credit status gives the Company strong financing capabilities. As at 30 June 2011, the Company and its subsidiaries had available borrowing facilities from banks of over RMB90 billion.

Upon approval by the general meeting of shareholders, on 12 January 2011, the Company issued unsecured short-term bonds amounting to RMB5 billion bearing coupon rate of 3.95% per annum. These bonds are denominated in RMB, issued at par and have a term of 365 days. The effective interest rate on these bonds is 4.37% per annum.

As of 30 June 2011, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB164.773 billion, including current portion of approximately RMB74.005 billion (including short-term loan and short-term bonds). These debts included borrowings denominated in U.S. dollar of approximately US$860 million, Singapore dollar of approximately S$3.044 billion, and Euro of approximately Û91 million. The current portions of foreign currency denominated borrowings were US$135 million, S$74 million, and Û9 million respectively. Besides the debts denominated in RMB, the remaining interest-bearing debts included approximately RMB1.388 billion of fixed-rate borrowings with average interest rate of 3.72%, representing 6.2% of total interest-bearing debts excluding borrowings denominated in RMB, and approximately RMB20.987 billion floating-rate borrowings with average interest rate of benchmark rate plus 1.48%, representing 93.8% of total interest-bearing debts excluding borrowings denominated in RMB.

As of 30 June 2011, SinoSing Power and its subsidiaries borrowed long-term loans at floating-rate from banks denominated in Singapore dollar, in a total amount equivalent to RMB15.924 billion, with annual interest rates ranged from 1.94% to 4.25%, and borrowed short-term loans in a total amount equivalent to RMB39 million, with the interest rate at 1.36% per annum.

As at 30 June 2011, in accordance with original loan agreements, floating-rate loans of the Company and its subsidiaries included balances of US$776 million (with interest rate ranged from libor+0.075% to libor+1%), and S$3.036 billion (with interest rate of sibor+1.65% or DBS prime rate).

2.4	Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 17 May 2011, the Company declared a cash dividend of RMB0.20 per ordinary share (tax included), with total dividends payable amounting to approximately RMB2.807 billion recorded, as approved at its shareholders’ general meeting for the year 2010, which has been fully paid off by the Company by the end of the first half of 2011.

2.5	Maturity of long-term loans

Unit: RMB in billion

Project	²1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years

Planned repayment of principal	16.777	13.154	8.144	6.721	3.834

III.	PERFORMANCE AND PROSPECTS OF SIGNIFICANT INVESTMENTS

On 22 April 2003, the Company paid RMB2.390 billion to acquire 25% equity interest in Shenzhen Energy Group. In December 2007, the Company acquired 200 million shares of the subsidiary of Shenzhen Energy Group, Shenzhen Energy. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares and Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold a total of 25.01% direct equity interest in Shenzhen Energy. This investment brought the Company a share of profit of RMB187 million for the first half of 2011 under the International Financial Reporting Standards. The Company expects this investment will provide reasonable investment returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interest in Sichuan Hydropower. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million which resulted the decrease of the Company’s equity interest in Sichuan Hydropower to 49%. Huaneng Group became the controlling shareholder of Sichuan Hydropower. This investment brought a share of profit of RMB133 million for the first half year of 2011 under the International Financial Reporting

Standards. The Company expects this investment will provide reasonable investment returns to the Company in the future.

IV.	EMPLOYEE BENEFIT POLICIES

As of 30 June 2011, the Company and its subsidiaries had 33,459 employees. During this reporting period, there was no significant change with respect to remuneration policies and training programs of the Company.

V.	GUARANTEES ON LOANS AND RESTRICTED ASSETS

As of 30 June 2011, the Company provided guarantees for the long-term loans of SinoSing Power, a wholly-owned subsidiary of the Company, amounted to approximately RMB15.889 billion.

As of 30 June 2011, the details of secured loans of the Company and its subsidiaries are as follows:

1.
For the first half of 2011, the Company and its subsidiaries pledged part of its receivables against short-term loans. As at 30 June 2011, the balance of relevant short-term loans was RMB2.942 billion and the book value of receivables pledged was RMB3.152 billion.

	2.	As at 30 June 2011, the Company and its subsidiaries secured short-term loans of RMB83.98 million from discounting notes receivable.

	3.	As at 30 June 2011, a long-term loan of RMB87 million is secured by territorial waters use right with net book value amounting to RMB87 million.

	4.	As at 30 June 2011, a long-term loan of RMB15 million is secured by land use rights with net book value amounting to RMB34 million and certain property, plant and equipment.

	5.	As at 30 June 2011, a long-term loan of RMB187 million is secured by certain property, plant and equipment.

	6.	As at 30 June 2011, long-term loans of RMB13.301 billion are secured by tariff collection rights.

	7.	As at 30 June 2011, notes payable of RMB0.14 billion of the Company and its subsidiaries were pledged by notes receivable of RMB0.12 billion and bank deposit of RMB0.05 billion.

As at 30 June 2011, restricted bank deposits amounted to RMB0.159 billion, which were mainly deposits for letters of credits.

The Company had no material contingent liabilities as of 30 June 2011.

VI.	RISK FACTORS

Financial Risks

	i)	Interest rate risk

Domestic operations: the interest bearing debts denominated in RMB accounted for over 90% of the Company’s total interest bearing debts. Hence, the change of RMB interest rates will directly affect the Company’s borrowing costs. The interest bearing debts denominated in foreign currencies accounted for less than 10% of the Company’s total interest bearing debts, and approximately half of such debts are floating rate borrowings. The Company has entered into an interest rate swap agreement to hedge against its exposures to interest rate risk of approximately half of the debts with floating interest rates, and thus, the fluctuation of the interest rates on foreign currencies borrowings is expected to have minimal impact on the Company.

Overseas operations: the interest bearing debts for the Singapore operations were all denominated in Singapore dollar and bear floating interest rates. The Company has entered into a series of interest rate swap agreements to hedge against its exposures to interest rate risk of approximately half of these debts, and given the prevailing lower level of the interest rates of Singapore dollar borrowings, the recent fluctuation of interest rates of Singapore dollar borrowings is not expected to have material adverse effect on the Company.

	ii)	Exchange rate risk

Domestic operations: the interest bearing debts denominated in foreign currencies account for less than 10% of the Company’s total debts, mainly denominated in US dollar. Given the steadily upward trend of the exchange rate of RMB to US dollar, the recent fluctuation of exchange rates is not expected to have material adverse effect on the Company.

Overseas operations: the imported fuels by Tuas Power, a subsidiary of SinoSing Power, were settled in US dollar. Considering the fluctuation of the exchange rate of Singapore dollar to US dollar, Tuas Power has entered into forward exchange contracts to hedge against its exposure to potential exchange risks.

The Company will keep a close watch on the fluctuations of exchange rate and interest rate markets and prudently assess the currency and interest rate risks. Combining the current development of overall power generation industry and the growth of the Company, the Company will make continuous effort to not only meet cash requirements for daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

SHARE CAPITAL STRUCTURE

As at 30 June 2011, total issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital of the Company, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company, while China Huaneng Group held 1,568,001,203 shares, representing 11.16% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,865,336,679 shares, representing 27.49% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2011.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2011:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited*	2,454,575,036	17.46
China Huaneng Group	1,568,001,203	11.16
Hebei Construction & Investment Group Co., Ltd	603,000,000	4.29
HSBC Nominees (Hong Kong) Limited#	523,308,520	3.72
China Hua Neng Group Hong Kong Limited	520,000,000	3.70
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Fujian Investment Enterprise Holdings Limited	374,466,667	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominees of H shareholders.

#
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2011.

As at 30 June 2011, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2011.

DISCLOSURE OF MAJOR EVENTS

1.
On 17 May 2011, the annual general meeting of the Company considered and passed the proposals regarding the change of sessions for the each of the board of directors and supervisory board, which became the seventh session of the board of directors and supervisory board of the Company.

Members of the seventh session of the board of directors comprised: Mr. Cao Peixi (chairman), Mr. Huang Long (vice-chairman), directors: Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Liu Shuyuan, Mr. Xu Zujian, Ms. Huang Mingyuan, independent directors: Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

Members of the seventh session of the supervisory board comprised: Mr. Guo Junming (chairman), Mr. Hao Tingwei (vice-chairman), supervisors: Ms. Zhang Mengjiao, Mr. Gu Jianguo, Mr. Wang Zhaobin and Mr. Dai Xinmin.

On 3 August 2011, due to work requirement, Mr. Dai Xinmin resigned as a staff representative supervisor of the seventh session of the supervisory board of the Company. Upon unanimous election by the staff of the Company, Ms. Zhang Ling was elected as a staff representative supervisor of the seventh session of the supervisory board of the Company.

On 9 August 2011, the board of directors appointed Mr. Li Shuqing to be the vice president of the Company and agreed the resignation of Mr. Lin Weijie to resign from the post of the vice president of the Company.

2.
On 29 June 2011, the Company entered into an agreement relating to the transfer of the equity interest in Huaneng Jilin Biological Power Generation Co., Ltd. with Huaneng Jilin Company and Huaneng Group, pursuant to which the Company will transfer its interest in Jilin Biological Company to Huaneng Jilin Company and Huaneng Jilin Company will pay a consideration of RMB106,303,200 to the Company. At the same time, the energy saving and emission reduction capital in the central state-owned capital operating budget in the sum of RMB71,350,000 originally appropriated by Huaneng Group to Jilin Biological Company through the Company will no longer be treated as capital injected by the Company. Huaneng Group and Huaneng Jilin Company will enter into a separate agreement on the special fund treatment issue.

CORPORATE GOVERNANCE
The Company has been stressing the importance of corporate governance through ongoing promoting innovation on the Company’s management system and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance and to enhance the level of quality corporate governance on an ongoing basis. The Company insists on adopting the principle of “maximizing the benefits of the Company and of all shareholders” as the starting point and treats all shareholders fairly to strive for the generation of long-term, stable and growing returns for shareholders.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

	(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has formulated and implemented the Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

	(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the Vice President, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Mondays chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Measures on Work Management of Securities Finance and Capital Operation, Rules of Procedures for the Shareholders’ Meetings and the Rules on the Management of the Shares held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. and other regulations. For purposes of further strengthening the management of insider information and confidentiality of the Company and to uphold the open, fair and equal principles in information disclosure, the Company has promulgated and implemented the Management Measures of Insider Information in October 2010 to further enhance the regulation of the Company’s operation and corporate governance standards, prevent insider dealing activities and protect the lawful interests of the investors. In April 2011, pursuant to the China Securities Regulatory Commission in Beijing and the securities regulatory requirements of the places in which the shares of the Company are listed and in combination with the Company’s actual circumstances, the Company had formulated the Management Measure for pursuing Responsibilities regarding Material Errors in Information Disclosure of Annual Report, in order to further regulate and enhance the quality and transparency in information disclosure of the Company’s annual report.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Guidelines on Infrastructure Construction Accounting and Auditing, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated internal control system construction work in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past eight years, the Company has established an internal control system construction strategic plan and highlighted the targets for internal control system construction. By promoting the internal control, the Company’s development capability, competitive edges and risk resistance ability have been further enhanced. The Company has realised its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for the corporate level, the branch level and the power plants level. On the basis of compliance with the relevant domestic and international regulatory requirements, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has insisted on organising various self-assessments on internal control every year, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

After due assessment, the management of the company considers that the internal control system of the company is sound and the implementation of which is effective.

The Company was among the first batch of US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes — Oxley Act. So far, the external auditors had issued the auditor’s report on the Company’s internal control for five successive years without any qualification opinion. The Company has been implementating the internal control work standardization for establishing a long-term internal control system.

4.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Connected Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the CSRC and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(b)	Securities Transactions by Directors

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Company’s Board of Directors comprised 15 members. Members of the sixth session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Huang

Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Shan Qunying, Mr. Xu Zujian, Ms. Huang Mingyuan and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

On 17 May 2011, the annual general meeting of the company considered and passed the proposal on election of the new session of the board of directors, the new session became the seventh session of the board of directors. Members comprised: Mr. Cao Peixi as the chairman  of the board of directors, Mr. Huang Long as the vice-chairman of the board of directors. The executive directors are: Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President), Mr. Fan Xiaxia (Director and vice-president). The non-executive directors are: Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Liu Shuyuan, Mr. Xu Zujian, Ms. Huang Mingyuan. There are five independent non-executive directors for the Company, representing one-third of the member of the Company’s board of directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held five meetings during this reporting period (ended 30 June 2011) including regular meetings and ad hoc meetings (such as communication voting). For details, please see the announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	5	4	1	80% (Attendance by proxy rate: 20%)
Liu Guoyue	5	5	0	100%

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Fan Xiaxia	5	4	1	80% (Attendance by proxy rate: 20%)

Non-executive Directors
Huang Long	5	5	0	100%
Li Shiqi	2	2	0	100%
Huang Jian	5	5	0	100%
Shan Qunying	5	5	0	100%
Liu Shuyuan	5	5	0	100%
Xu Zujian	5	4	1	80% (Attendance by proxy rate: 20%)
Huang Mingyuan	5	5	0	100%

Independent Non-executive Directors
Shao Shiwei	5	5	0	100%
Wu Liansheng	5	5	0	100%
Li Zhensheng	2	2	0	100%
Qi Yudong	2	2	0	100%
Zhang Shouwen	2	1	1	50% (Attendance by proxy rate: 50%)

Previous directors
Wu Dawei	3	3	0	100%
Liu Jipeng	3	3	0	100%
Yu Ning	3	3	0	100%
Zheng Jianchao	3	2	1	66.67% (Attendance by proxy rate: 33.33%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Non-executive Directors of the Company have submitted their independent non-executive director confirmation letters of 2010 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

The Chairman of the Company shall sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the related provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	17 May 2011–May 2014
Li Shiqi	17 May 2011–May 2014
Huang Jian	17 May 2011–May 2014
Shan Qunying	17 May 2011–May 2014
Liu Shuyuan	17 May 2011–May 2014
Xu Zujian	17 May 2011–May 2014
Huang Mingyuan	17 May 2011–May 2014

(f)	Directors’ Remuneration

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. As executive directors Mr. Liu Guoyue and Mr. Fan Xiaxia of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and regulated in accordance with the Company’s Remuneration Management Regulations. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange using the template set out by the Stock Exchange.

Members of the Sixth Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee were Mr. Liu Jipeng, Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, of whom Mr. Liu Jipeng, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Liu Jipeng acted as Chief Member.

The seventh session of the Remuneration and Appraisal Committee comprises of 7 members. Members are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Liu Shuyuan, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng are independent non-executive directors. Mr. Qi Yudong acted as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors convened the first meeting in 2011 meeting on 28 March 2011, at which the 2011 Report of Total Wage Expenses was reviewed and approved the Company’s arrangement for the total wage in 2011.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Sixth Session of the Board in 2011	28 March 2011	Liu Jipeng, Liu Guoyue, Xu Zujian, Liu Shuyuan, Shao Shiwei, Wu Liansheng	Zheng Jianchao

(g)	Nomination of Directors

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the Sixth Session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng, of whom Mr. Shao Shiwei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Shao Shiwei acted as the Chief Member.

Members of the seventh session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of whom Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen were Independent non-executive Directors. Mr. Shao Shiwei acted as the Chief member.

During the reporting period, the attendance of meetings of the Nomination Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Sixth Session of the Board in 2011	28 March 2011	Shao Shiwei, Fan Xiaxia, Shan Qunying, Huang Mingyuan, Liu Jipeng, Yu Ning, Wu Liansheng	Nil

(h)	Appointment of Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were appointed respectively as the international and domestic auditors of the

Company for 2011.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for: assisting the Board of Directors in the supervision of:

	(1)	the accuracy of the Company’s financial statement;

	(2)	the Company’s compliance with laws and regulations;

	(3)	the qualification and independence of the Company’s independent auditors; and

	(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company.

Members of the Sixth Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei and Mr. Zheng Jianchao; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member.

Members of the Seventh Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen. The above members are all Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the external auditors has rendered their views and opinion and made certain proposals. During the meetings, the following resolutions of the Company have been passed: the 2010 audit working report and the audit work plan and budget for 2011 of Audit Department of the Company, the 2010 financial reports and the budget report for 2011, the 2010 profit distribution plan, proposal on appointment of external auditors, the financial report for the first quarter of 2011, etc..

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Sixth Session in 2011	2 February 2011	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei,	Zheng Jianchao

Second meeting of the Audit Committee of the Sixth Session in 2011	28 March 2011	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei	Zheng Jianchao

Third meeting of the Audit Committee of the Sixth Session in 2011	18 April 2011	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei, Zheng Jianchao

(j)	Responsibility statement by the directors in relation to the financial statements

The Directors of the Company vconfirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

As at 30 June 2011, none of the senior management of the Company holds shares in the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Sixth Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao, of whom Mr. Shao Shiwei and Mr. Zheng Jianchao were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

Members of the Seventh Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

On 27 June 2011, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2011 which was submitted to the Audit Committee of the Board of the Company on 8 August 2011.

The risk management work of the Company has been conducted in an orderly manner,

which effectively controlled each risk and successively strengthened and enhanced to safeguard the Company’s internal controls and risk management system.

REVIEW BY THE AUDIT COMMITTEE
The interim results of 2011 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS
As at 30 June 2011, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION
Apart from this announcement, the interim report for 2011 containing all the information required by the Listing Rules will be published in the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2011 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number:(8610) 6322 6999
Fax Number:(8610) 6641 2321
Postal code:100031
website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
10 August 2011

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES

A.	CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)
AS AT 30 JUNE 2011
(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2011	As at 31 December 2010

ASSETS

Non-current assets
Property, plant and equipment		174,303,279	155,224,597
Investments in associates / jointly controlled entities		12,464,398	11,973,216
Available-for-sale financial assets		2,131,092	2,223,814
Land use rights		4,375,759	4,058,496
Power generation licence		4,205,929	4,105,518
Mining rights	14	1,922,655	—
Deferred income tax assets		601,466	672,475
Derivative financial assets		28,314	91,478
Goodwill		14,884,673	12,640,904
Other non-current assets		2,304,999	5,391,566

Total non-current assets		217,222,564	196,382,064

Current assets
Inventories		7,103,483	5,190,435
Other receivables and assets		5,160,424	5,776,038
Accounts receivable and notes receivable	4	13,882,576	10,909,136
Derivative financial assets		199,427	132,632
Bank balances and cash		11,959,352	9,547,908

	Note	As at 30 June 2011	As at 31 December 2010

		38,305,262	31,556,149

Assets of disposal group classified as held for sale	9	445,887	—

Total current assets		38,751,149	31,556,149

Total assets		255,973,713	227,938,213

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		14,055,383	14,055,383
Capital surplus		18,189,331	18,430,746
Surplus reserves		6,958,630	6,958,630
Currency translation differences		321,921	93,405
Retained earnings
— Proposed dividend		—	2,811,077
— Others		12,574,777	11,439,892

		52,100,042	53,789,133

Non-controlling interests		8,644,589	8,636,339

Total equity		60,744,631	62,425,472

Non-current liabilities

	Note	As at 30 June 2011	As at 31 December 2010

Long-term loans		76,921,229	65,184,903
Long-term bonds	6	13,847,293	13,831,150
Deferred income tax liabilities		2,225,546	1,966,387
Derivative financial liabilities		286,797	95,863
Other non-current liabilities		1,412,215	797,558

Total non-current liabilities		94,693,080	81,875,861

Current liabilities
Accounts payable and other liabilities	7	25,098,193	19,555,321
Taxes payables		640,787	744,223
Dividends payable		166,648	79,681
Salary and welfare payables		252,286	271,062
Derivative financial liabilities		105,215	86,612
Short-term bonds	8	5,081,151	5,070,247
Short-term loans		52,146,127	44,047,184
Current portion of long-term loans		16,777,361	13,782,550

		100,267,768	83,636,880

Liabilities of disposal group classified as held for sale	9	268,234	—

Total current liabilities		100,536,002	83,636,880

Total liabilities		195,229,082	165,512,741

	Note	As at 30 June 2011	As at 31 December 2010

Total equity and liabilities		255,973,713	227,938,213

B.	CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2011
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June

	Note	2011	2010

Operating revenue	3	64,054,146	48,853,859
Tax and levies on operations		(217,999)	(61,986)

Operating expenses
Fuel		(42,885,241)	(31,748,648)
Maintenance		(1,144,325)	(960,464)
Depreciation		(5,829,642)	(5,226,172)
Labor		(2,076,673)	(1,818,990)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(4,109,431)	(2,683,066)
Others		(2,929,655)	(2,068,774)

Total operating expenses		(59,045,353)	(44,576,500)

Profit from operations		4,790,794	4,215,373

		For the six months ended 30 June

	Note	2011	2010

Interest income		84,090	26,826
Financial expenses, net
Interest expense		(3,511,077)	(2,498,136)
Exchange (loss) / gain and bank charges, net		(176,267)	188,722

Total financial expenses, net		(3,687,344)	(2,309,414)

Share of profits of associates / jointly controlled entities		346,019	378,064
(Loss) / Gain on fair value changes		(1,441)	12,140
Other investment income		78,315	55,017

Profit before income tax expense	11	1,610,433	2,378,006

Income tax expense	12	(500,189)	(422,103)

Net profit		1,110,244	1,955,903

Other comprehensive (loss)/ income, net of tax
Available-for-sale financial asset fair value changes		(69,542)	(159,722)
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting		(2,036)	(27,083)
Cash flow hedges		(169,837)	(377,686)
Currency translation differences		229,462	(37,804)

		For the six months ended 30 June

	Note	2011	2010

Other comprehensive (loss)/ income, net of tax		(11,953)	(602,295)

Total comprehensive income		1,098,291	1,353,608

Net profit / (loss) attributable to:
— Equity holders of the Company		1,130,892	1,932,463
— Non-controlling interests		(20,648)	23,440

		1,110,244	1,955,903

Total comprehensive income attributable to:
— Equity holders of the Company		1,117,993	1,330,411
— Non-controlling interests		(19,702)	23,197

		1,098,291	1,353,608

Earnings per share for profit attributable to the equity holders of the Company (expressed in RMB per share)	13
— Basic and diluted		0.08	0.16

		For the six months ended 30 June

	Note	2011	2010

Dividends paid	5	2,807,084	—

C.	NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(Amounts expressed in thousands of RMB unless otherwise stated)

	1.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2011 have been prepared in accordance with International Accounting Standard (ÒIASÓ) 34 ÒInterim Financial ReportingÓ. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with International Financial Reporting Standards (ÒIFRSÓ) promulgated by the International Accounting Standards Board (the ÒIASBÓ).

As at and for the six months ended 30 June 2011, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2011, the Company and its subsidiaries have a negative working capital balance of approximately Renminbi Yuan (ÒRMBÓ) 61.78 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet their liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2010 described in those annual financial statements.

The Company and its subsidiaries have adopted the following amendments to standards in 2011.

•
IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for annual periods beginning on or after 1 January 2011. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related enterprises to disclose details of all transactions with the government and other government-related enterprises. The Company and its subsidiaries has earlier adopted the partial exemption of disclosure requirements for transactions with government-related enterprises on 1 January 2010 and apply the remaining requirements of this standard from 1 January 2011 onwards. The adoption of the remaining requirements results in additional disclosures on transactions and balances with associates/jointly controlled entities of Huaneng Group and its subsidiaries. This did not result in any material impact on the unaudited condensed consolidated interim financial information as there was no material transactions with associates/jointly controlled entities of Huaneng Group and its subsidiaries for the six months ended 30 June 2011. The Company and its subsidiaries will disclose the commitments balance with related parties in the upcoming annual financial statements.

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of the May 2010 Improvements to IFRSs (the ÒMay 2010 ImprovementsÓ) (effective for financial year beginning 1 January 2011). The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The Company and its subsidiaries adopt the May 2010 Improvement on IFRS 7 on 1 January 2011. These amendments have no material impact on the unaudited condensed consolidated interim financial information.

•
Amendments to IAS 34 ‘Interim financial reporting’ is effective for annual periods beginning on or after 1 January 2011. It emphasizes the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. These amendments did not result in any material impact on the unaudited condensed consolidated interim financial information.

3.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June

	2011	2010

Sales of power and heat	63,004,353	48,296,467
Sales of coal	433,973	343,096
Port and transportation service	198,988	104,440
Others	416,832	109,856

Total	64,054,146	48,853,859

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the Òsenior managementÓ). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. For the six months ended 30 June 2010, the operating segments of the Company were grouped into power segment and all other segments. Considering the developments of Singapore operations in late 2010, including the commencement of construction of a new generator, the Company expected a continuous increase in significance of the Singapore operations. Hence, the internal reporting was restructured and the Company grouped operating segments into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). Therefore, comparative figures for the six months ended 30 June 2010 were restated.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (ÒPRC GAAPÓ) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (Òcorporate assetsÓ). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (Òcorporate liabilitiesÓ). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2011
Total revenue	53,643,504	10,208,272	316,975	64,168,751
Inter-segment revenue	—	—	(114,605)	(114,605)

	PRC power segment	Singapore segment	All other segments	Total

Revenue from external customers	53,643,504	10,208,272	202,370	64,054,146

Segment results	897,662	854,357	3,039	1,755,058

Interest income	45,032	38,816	242	84,090
Interest expense	(3,113,073)	(240,715)	(42,303)	(3,396,091)
Depreciation and amortization	(5,459,792)	(306,690)	(70,778)	(5,837,260)

Net loss on disposal of property, plant and equipment	(12,339)	—	—	(12,339)
Share of profits of associates and jointly controlled entities	272,341	—	15,598	287,939
Income tax expense	(380,326)	(148,592)	(1,544)	(530,462)

For the six months ended 30 June 2010 (restated)
Total revenue	41,492,401	7,257,018	203,815	48,953,234
Inter-segment revenue	—	—	(99,375)	(99,375)

Revenue from external customers	41,492,401	7,257,018	104,440	48,853,859

Segment results	2,192,786	447,254	50	2,640,090

Interest income	20,033	6,689	104	26,826
Interest expense	(2,169,989)	(184,948)	(19,683)	(2,374,620)
Depreciation and amortization	(4,855,739)	(277,211)	(24,798)	(5,157,748)
Net gain on disposal of property, plant and equipment	8,570	26	—	8,596

	PRC power segment	Singapore segment	All other segments	Total

Share of profits of associates	338,367	—	—	338,367
Income tax expense	(394,677)	(62,775)	(13)	(457,465)

30 June 2011
Segment assets	210,416,097	30,224,242	8,206,647	248,846,986

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	25,758,123	1,056,806	3,354,791	30,169,720
Investments in associates	9,362,178	—	989,362	10,351,540
Investments in jointly controlled entities	160,000	—	1,092,572	1,252,572
Segment liabilities	(160,440,871)	(18,383,594)	(3,211,712)	(182,036,177)

31 December 2010
Segment assets	183,608,308	27,994,439	4,544,367	216,147,114

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	23,048,297	619,373	933,981	24,601,651
Investments in associates	9,103,960	—	984,545	10,088,505
Investment in a jointly controlled entity	—	—	1,058,000	1,058,000
Segment liabilities	(135,144,759)	(17,037,144)	(1,163,361)	(153,345,264)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June

	2011	2010

Segment results (PRC GAAP)	1,755,058	2,640,090
Reconciling items:
Loss of the headquarters	(123,883)	(150,947)
Investment income from China Huaneng Finance Co., Ltd. (ÒHuaneng FinanceÓ)	41,335	32,400
Dividend income of available-for-sale financial assets	65,881	63,578
Impact of IFRS adjustments*	(127,958)	(207,115)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	1,610,433	2,378,006

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2011	As at 31 December 2010

Total segment assets (PRC GAAP)	248,846,986	216,147,114

Reconciling items:
Investment in Huaneng Finance	600,836	560,213
Deferred income tax assets	809,089	867,183
Prepaid income tax	80,214	76,429
Available-for-sale financial assets	2,131,092	2,223,814
Corporate assets	300,690	4,077,994

	As at 30 June 2011	As at 31 December 2010

Impact of IFRS adjustments*	3,204,806	3,985,466

Total assets per unaudited condensed consolidated interim balance sheet	255,973,713	227,938,213

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2011	As at 31 December 2010

Total segment liabilities (PRC GAAP)	(182,036,177)	(153,345,264)
Reconciling items:
Current income tax liabilities	(400,419)	(280,917)
Deferred income tax liabilities	(1,908,065)	(1,605,716)
Corporate liabilities	(9,124,396)	(7,861,633)
Impact of IFRS adjustments*	(1,760,025)	(2,419,211)

Total liabilities per unaudited condensed consolidated interim balance sheet	(195,229,082)	(165,512,741)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2011
Interest expense	(3,396,091)	(114,986)	—	—	(3,511,077)

Depreciation and amortization	(5,837,260)	(15,439)	—	(78,307)	(5,931,006)
Share of profits
of associates and jointly controlled entities	287,939	—	41,335	16,745	346,019
Income tax expense	(530,462)	—	—	30,273	(500,189)

For the six months ended 30 June 2010
Interest expense	(2,374,620)	(123,516)	—	—	(2,498,136)
Depreciation and amortization	(5,157,748)	(12,107)	—	(156,604)	(5,326,459)
Share of profits of associates	338,367	—	32,400	7,297	378,064
Income tax expense	(457,465)	—	—	35,362	(422,103)

*
The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June

	2011	2010

The PRC	53,845,874	41,596,841
Singapore	10,208,272	7,257,018

	64,054,146	48,853,859

(ii)	Non-current assets (excluding financial assets and deferred income tax assets)

are located in the following countries:

	As at 30 June 2011	As at 31 December 2010

The PRC	190,443,389	170,736,472
Singapore	23,359,451	22,070,398

	213,802,840	192,806,870

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June

	2011		2010

	Amount	Proportion	Amount	Proportion

JiangSu Electric Power Company	7,763,564	12%	6,391,900	13%
ShanDong Electric Power Corporation (ÒShandong PowerÓ)	7,624,607	12%	5,824,202	12%

4.	ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE

Accounts receivable and notes receivable comprised the following:

	As at 30 June 2011	As at 31 December 2010

Accounts receivable	12,902,641	10,297,602
Notes receivable	1,007,864	636,542

	13,910,505	10,934,144
Less: provision for doubtful accounts	(27,929)	(25,008)

	13,882,576	10,909,136

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power and its subsidiaries which credit periods ranged from 5 days to 60 days from the dates of billings.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2011	As at 31 December 2010

Within 1 year	13,881,289	10,904,522
Between 1 to 2 years	323	535
Between 2 to 3 years	24,514	24,957
Over 3 years	4,379	4,130

	13,910,505	10,934,144

As at 30 June 2011, the maturity period of the notes receivable ranged from 3 months to 8 months (31 December 2010: from 1 month to 6 months).

5.	DIVIDENDS

On 17 May 2011, upon the approval from the annual general meeting of the shareholders, the Company declared 2010 final dividend of RMB0.20 (2009 final: RMB0.21) per ordinary share. For the six months ended 30 June 2011, the Company made dividend payments of approximately RMB2,807 million. The Company did not make any dividend payments for the six months ended 30 June 2010.

6.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual net proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million, respectively. As at 30 June 2011, interest payables for these bonds above amounted to approximately RMB181.36 million (31 December 2010: RMB6.79 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual net proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2011, interest payable for these bonds above amounted to approximately RMB30.19 million (31 December 2010: RMB134.19 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB4 billion bearing annual interest rate of 3.72%. The actual net proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. As at 30 June 2011, interest payables for these notes above amounted to approximately RMB19.11 million (31 December 2010: RMB94.17 million).

7.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2011	As at 31 December 2010

Accounts and notes payable	8,009,328	5,415,145
Other payables and accrued liabilities	17,088,865	14,140,176

	25,098,193	19,555,321

Aging analysis of accounts and notes payable was as follows:

	As at 30 June 2011	As at 31 December 2010

Within 1 year	7,849,832	5,357,560
Between 1 to 2 years	143,677	26,703
Over 2 years	15,819	30,882

	8,009,328	5,415,145

8.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.95% in January 2011. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of these bonds is 4.37%. As at 30 June 2011, interest payables for these bonds above amounted to approximately RMB91.99 million.

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.20% in July 2010. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of these bonds is 3.61%. As at 30 June 2011, such short-term bonds were fully repaid on schedule.

9.	DISPOSAL GROUP

On 29 June 2011, the Company entered into the Jilin Biological Power Interest Transfer Agreement with Huaneng Jilin Power Generation Co., Ltd. (ÒHuaneng Jilin CompanyÓ, a subsidiary of Huaneng Group) and Huaneng Group, pursuant to which the Company agreed to transfer its 100% interest in Huaneng Jilin Biological Power Generation Limited Company (ÒJilin Biological PowerÓ) to Huaneng Jilin Company for a consideration of RMB106.3 million. In addition, Jilin Biological Power received an indirect capital fund amounting to RMB 71.35 million from the Ministry of Finance of PRC through Huaneng Group and such fund will be distributed back to Huaneng Group upon completion of this transaction. As at 30 June 2011, this transaction is yet to complete.

The assets and liabilities of Jilin Biological Power, which is a part of PRC power segment, have been presented as held for sale following the signing of the interest transfer agreement. This transaction is expected to be completed in August 2011. Jilin Biological Power’s assets and liabilities are a disposal group. However, Jilin Biological Power is not a discontinued operation at 30 June 2011, as it does not represent a major line of business.

Jilin Biological Power’s assets and liabilities were remeasured at the lower of carrying amount and fair value less cost to sell on the date of held-for-sale classification. Goodwill arising from acquisition of Jilin Biological Power was written down by RMB31.936 million to RMB2.394 million, and has also been included in assets held for sale.

The major classes of assets and liabilities of Jilin Biological Power in the disposal group are as follows:

As at 30 June 2011

Assets classified as held for sale:
— Property, plant and equipment	366,986
— Goodwill	2,394
— Land use rights	29,597
— Other non-current assets	178
— Inventories	3,759
— Bank balances and cash	36,880
— Other receivables and assets	6,093

Total assets of the disposal group	445,887

Liabilities directly associated with assets
classified as held for sale:
— Long-term loans (including current portion)	200,000
— Deferred income tax liabilities	3,170
— Salary and welfare payables	442
— Accounts payable and other liabilities	64,622

Total liabilities of the disposal group	268,234

Total net assets of the disposal group	177,653

10.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2011, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB61,785 million (31 December 2010: RMB52,081 million). On the same date, total assets less current liabilities were approximately RMB155,438 million (31 December 2010: RMB144,301 million).

11.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the six months ended 30 June

	2011	2010

Interest expense on
— loans	3,394,492	2,405,376
— short-term bonds	191,055	120,814
— long-term bonds	368,454	367,698

Total interest expense on borrowings	3,954,001	2,893,888
Less: amounts capitalized in property, plant and equipment	(442,924)	(395,752)

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	3,511,077	2,498,136

Loss/ (Gain) on disposals of property, plant and equipment, net	12,360	(8,623)

Provision for / (Reversal of) doubtful debts	390	(1,634)

Bad debts recovery	—	(31)

12.	INCOME TAX EXPENSE

No Hong Kong profits tax was provided for the six months ended 30 June 2011 (for the six months ended 30 June 2010: nil) as the Company and its subsidiaries had no estimated assessable profits arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profits for the period at their prevailing rates of taxation.

Upon the effective of the ÒCorporate Income Tax Law of the People’s Republic of ChinaÓ on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007] 39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

For the six months ended 30 June 2011, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2010: 17%).

For the six months ended 30 June 2011, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 31.06% (for the six months ended 30 June 2010: 17.75%). The increase in weighted average effective tax rate was primarily attributable to decrease in tax credit relating to purchases of domestically manufactured equipment and tax losses of certain subsidiaries with no deferred income tax assets recognized.

13.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June

	2011	2010

Consolidated net profit attributable to equity holders of the Company	1,130,892	1,932,463
Weighted average number of the Company’s outstanding ordinary shares (‘000)	14,055,383	12,055,383
Basic earnings per share (RMB)	0.08	0.16

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2011 and 2010.

14.	MATERIAL BUSINESS COMBINATIONS

In January 2011, the Company acquired 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company (ÒDiandong Yuwang EnergyÓ), 100% equity interest of Yunnan Diandong Energy Limited Company (ÒYunnan Diandong EnergyÓ), 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company (ÒLuoyuanwan PierÓ), 60.25% equity interest of Fujian Luoyuanwan Harbour and 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company (ÒLudao PierÓ) from Shandong Power, and 39.75% equity interest of Fujian Luoyuanwan Harbour from Shandong Luneng Development Group Company Limited (ÒLuneng DevelopmentÓ). Both Shandong Power and Luneng Development are government-related enterprises.

The aggregate cash considerations of the above acquisitions amounted to RMB 7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB 65 million in January 2011.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisitions above, the Company also further strengthened its coastal port operations and expanded the geographical coverage to Yunnan Province.

Fair value of total consideration transferred is as follows:

Purchase consideration:
— Cash consideration	7,530,127

Acquisition-related costs (included in the profit or loss for the year ended 31 December 2010)	5,712

The fair values of assets and liabilities arising from the acquisitions of Diandong Yuwang Energy, Yunnan Diandong Energy, Luoyuanwan Pier, Fujian Luoyuanwan Harbour and Ludao Pier and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows:

	Diandong Yuwang Energy	Yunnan Diandong Energy	Luoyuanwan Pier	Fujian Luoyuanwan Harbour	Ludao Pier	Total

Cash and cash equivalents	69,313	186,480	1,724	38,021	880	296,418
Property, plant and equipment	5,523,233	10,649,705	193,513	1,462,089	161,932	17,990,472
Land use rights	—	246,333	54,341	68,007	28,501	397,182
Mining rights*	278,318	1,644,337	—	—	—	1,922,655
Other non-current assets	312	141	332	690,081	12,007	702,873
Inventories	168,729	401,523	321	10,570	78	581,221
Receivables and other assets	329,426	587,284	35,639	137,402	54,595	1,144,346
Payables and other liabilities	(604,743)	(1,020,057)	(18,397)	(815,517)	(7,095)	(2,465,809)

Salary and welfare payables	(2,761)	(5,516)	(24)	(547)	(738)	(9,586)
Borrowings	(4,546,000)	(9,225,000)	(100,798)	(713,721)	(2,200)	(14,587,719)
Deferred income tax liabilities	(29,571)	(260,728)	(12,961)	(61,175)	(12,655)	(377,090)

Total identifiable net assets	1,186,256	3,204,502	153,690	815,210	235,305	5,594,963

Non-controlling interests	—	—	(64,089)	—	—	(64,089)
Goodwill	414,407	1,197,574	28,693	309,270	49,309	1,999,253

Consideration	1,600,663	4,402,076	118,294	1,124,480	284,614	7,530,127

*
The Mining rights are related to coal mining operations of Diandong Yuwang Energy and Yunnan Diandong Energy. As the coal mines are still under construction, no amortization was provided for the six months ended 30 June 2011.

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above. None of the goodwill recognized is expected to be deductible for income tax expense purposes.

The fair value of receivables and other assets includes accounts receivables and other receivables of RMB668 million and RMB447 million, respectively. The gross contractual amounts of accounts receivables and other receivables are RMB671 million and RMB448 million, respectively. Management estimated accounts receivables of RMB668 million and other receivables of RMB447 million to be collectible.

The revenue included in the unaudited condensed consolidated interim statement of comprehensive income since acquisition dates contributed by acquisitions above was RMB2,697.00 million. These acquisitions above also contributed loss of RMB225.85 million over the same periods.

D.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL

STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS
(Amounts expressed in RMB Yuan unless otherwise stated)

1.	Financial Highlights and Financial Ratios (UNAUDITED)

Item	Unit	As at 30 June 2011	As at 31 December 2010	Variance (%)

Total assets	Yuan	252,768,907,630	223,952,747,826	12.87
Shareholders’ equity attributable to shareholders of the Company	Yuan	51,273,801,498	52,891,269,202	-3.06
Net assets per share attributable to shareholders of the Company	Yuan / per share	3.65	3.76	-2.93

Item	Unit	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Variance (%)

Operating profit	Yuan	1,523,795,354	2,380,737,005	-35.99
Profit before taxation	Yuan	1,738,390,751	2,585,121,031	-32.75
Net profit attributable to shareholders of the Company	Yuan	1,178,723,810	2,025,963,723	-41.82
Net profit attributable to shareholders of the Company (excluding non-recurring items)	Yuan	1,063,318,231	1,885,277,491	-43.60
Basic earnings per share	Yuan / per share	0.08	0.17	-52.94
Basic earnings per share (excluding non-recurring items)	Yuan / per share	0.08	0.16	-50.00
Diluted earnings per share	Yuan / per share	0.08	0.17	-52.94
Return on net assets (weighted average)%		2.23	5.01	Decreased by 2.78 percent
Net cash flows from operating activities	Yuan	9,298,056,960	9,038,964,282	2.87

Net cash flows from operating activities per share	Yuan / per share	0.66	0.75	-12.00

Note:	Formula of key financial ratios:

Basic earnings per share	=	Net profit attributable to shareholders of the Company for the period / Weighted average number of ordinary shares
Return on net assets (weighted average)	=	Net profit attributable to shareholders of the Company for the period / weighted average shareholders’ equity (excluding minority interests)×100%

2.	Items and Amounts of Non-recurring Items

(Amounts Expressed in RMB Yuan)

Non-recurring items	For the six months ended 30 June 2011

Net loss from disposal of non-current assets	(12,339,258)
Government grants (excluding government grants closely related to the operations of the Company and granted according to fixed amounts or fixed quota uniformly regulated by the government) recorded in the profit and loss	224,345,782
The gain or loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and gain or loss on disposal of held-for- trading financial assets and liabilities and available-for- sale financial assets	10,993,317
Non-operating income and expenses (excluding items above)	1,928,073
Other non-recurring items	(31,936,307)
Impact of Income tax	(30,918,295)

Impact of minority interests (net of tax)	(46,667,733)

115,405,579

3.	INCOME STATEMENTS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2011
(All amounts are stated in RMB Yuan unless otherwise stated)

	For the six months ended 30 June
	2011	2010	2011	2010

	Consolidated		The Company

1. Operating revenue	64,054,145,779	48,853,858,545	27,994,682,221	24,771,629,684
Less: Operating cost	(57,748,250,344)	(43,286,965,986)	(25,037,767,303)	(21,892,784,584)
Tax and levies on operations	(217,998,804)	(61,986,453)	(142,228,940)	(19,866,048)
Selling expenses	(3,399,445)	(1,713,960)	—	—
General and administrative expenses	(1,328,758,007)	(1,279,473,006)	(829,977,740)	(819,525,193)
Financial expenses, net	(3,603,254,097)	(2,282,588,313)	(1,560,882,962)	(1,290,799,995)
Assets impairment loss	(34,838,500)	1,682,635	(33,583,200)	49,942
(Loss) / Gain from changes in fair value	(1,440,530)	12,139,878	—	—
Add: Investment income	407,589,302	425,783,665	461,484,705	758,301,078
Including: investment income from	329,274,246	370,767,037	328,506,960	370,039,462
associates and jointly
controlled entities

2. Operating profit	1,523,795,354	2,380,737,005	851,726,781	1,507,004,884
Add: Non-operating income	251,702,946	225,356,474	87,829,803	110,028,757
Less: Non-operating expenses	(37,107,549)	(20,972,448)	(17,304,810)	(17,423,459)
Including: loss on disposals of	(13,625,473)	(781,373)	(1,070,771)	(160,634)
non-current assets

		For the six months ended 30 June
		2011	2010	2011	2010

		Consolidated		The Company

3. Profit before taxation		1,738,390,751	2,585,121,031	922,251,774	1,599,610,182
Less: Income tax expense		(530,462,233)	(457,464,640)	(175,152,529)	(120,486,553)

4. Net profit		1,207,928,518	2,127,656,391	747,099,245	1,479,123,629

Attributable to
Shareholders of the Company		1,178,723,810	2,025,963,723	747,099,245	1,479,123,629
Minority interests		29,204,708	101,692,668	—	—
5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
Basic earnings per share		0.08	0.17	N/A	N/A
Diluted earnings per share		0.08	0.17	N/A	N/A

6. Other comprehensive loss		(11,952,587)	(602,295,435)	(84,467,852)	(297,372,960)

7. Total comprehensive income		1,195,975,931	1,525,360,956	662,631,393	1,181,750,669

Attributable to
— Shareholders of the Company		1,165,824,880	1,423,911,595	662,631,393	1,181,750,669
— Minority interests		30,151,051	101,449,361	—	—

4.	IMPACT OF ADJUSTMENTS FOR INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ) ON NET PROFIT (UNAUDITED)

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (ÒPRC GAAPÓ), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit of the Company are summarized as follows:

	Net profit

	For the six months ended

	2011	2010

	RMB’000	RMB’000

Consolidated net profit attributable to shareholders of the Company under PRC GAAP	1,178,724	2,025,964

Impact of IFRS adjustments:
Amortization of the difference in the recognition of housing benefits of the previous years (a)	(1,552)	(11,379)
Difference on depreciation related to borrowing costs capitalized in previous years (b)	(15,003)	(14,846)
Difference in depreciation and amortization of assets acquired in business combinations under common control (c)	(146,997)	(208,850)
Others	35,220	26,491
Applicable deferred income tax impact of the GAAP differences above (d)	30,648	36,831
Profit attributable to minority interests on the adjustments above	49,852	78,252

Profit attributable to equity holders of the Company under IFRS	1,130,892	1,932,463

(a)	Amortization of the difference in the recognition of housing benefits of the previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (ÒPrevious PRC GAAPÓ) , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(b)	Difference on depreciation related to borrowing costs capitalized in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(c)	Differences in accounting treatment on business combinations under common control in previous years

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences could be gradually eliminated with the depreciation, amortization and disposal of assets.

(d)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

Appendix 2

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

CONNECTED TRANSACTION

•
On 9 August 2011, the Company entered into the Capital Increase Agreement with Huaneng Finance, pursuant to which the Company and all the other existing shareholders of Huaneng Finance would subscribe for the newly increased registered capital of Huaneng Finance in cash proportionate to their respective shareholdings. The Company will subscribe for its own part of the newly increased registered capital of Huaneng Finance for an amount up to RMB600 million. The equity interest held by the Company in Huaneng Finance will remain unchanged, representing 20% of the equity interests in Huaneng Finance following the completion of the Capital Increase. The subscription consideration will be funded by the Company’s self-raised funds and the subscription price was determined on arm’s length terms.

•
Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC while HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company. In addition, Huaneng Group holds a 14.86% equity interests in the Company (including a 11.16% direct equity interests held by Huaneng Group and a 3.7% direct equity interests held by Hua Neng HK, a wholly-owned subsidiary of Huaneng Group). Huaneng Group currently holds a 51% direct equity interests in Huaneng Finance while 29% of the total equity interests in Huaneng Finance are held by Huaneng Group Associates. As such, the Transaction constitutes a connected transaction of the Company.

•	Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong

Listing Rules in connection with the Transaction are all less than 5%, the Transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders’ approval requirements.

BACKGROUND

The Company, together with its subsidiaries, mainly develops, constructs, operates and manages large scale power plants throughout China. It is one of the largest listed power suppliers in China which owns a total installed generation capacity of 51,032.50 MW on an equity basis.

Huaneng Group mainly engages in the development, investment, construction, operation and management of power sources; the production and sale of power (heat); the development, investment, construction, production and sale of businesses and products relating to energy, transportation, renewable energy and environmental protection.

Huaneng Finance is a non-bank financial institution in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter-bank borrowing and foreign investment.

Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC while HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company. In addition, Huaneng Group holds a 14.86% equity interests in the Company (including a 11.16% direct equity interests held by Huaneng Group and a 3.7% direct equity interests held by Hua Neng HK, a wholly-owned subsidiary of Huaneng Group).

As at the date hereof, each of Huaneng Group and the Company holds 51% and 20% direct equity interests in Huaneng Finance, respectively. The remaining 29% equity interests in Huaneng Finance are held by Huaneng Group Associates.

The relationships among the Company, Huaneng Group, HIPDC and Huaneng Finance are as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 10% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#	3.70% out of these 14.86% interests are H shares of the Company held by Huaneng Group through Hua Neng HK.

According to the Hong Kong Listing Rules, Huaneng Finance is a connected person to the Company, thus the Transaction constituting a connected transaction of the Company.

CAPITAL INCREASE AGREEMENT
The implementation of the Capital Increase depends on the conclusion and signing of the relevant legal documentations and the approvals by the relevant PRC governmental authorities. Pursuant to the Capital Increase, Huaneng Finance would increase its registered capital from RMB2 billion to RMB5 billion and the shareholders of Huaneng Finance would subscribe for additional newly increased registered capital of Huaneng Finance in cash proportionate to their shareholdings in Huaneng Finance. Details are set out below:

	Shareholding before	Capital contribution	Capital contribution as per Capital Increase			Shareholding after
Shareholders of Huaneng Finance	completion of the Capital Increase	before the Capital Increase	Made by shareholders in cash	Total	Grand total of capital contribution	completion of the Capital Increase
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Huaneng Group	51%	1,020,000,000	1,530,000,000	1,530,000,000	2,550,000,000	51%
The Company	20%	400,000,000	600,000,000	600,000,000	1,000,000,000	20%
Huaneng Group Associates	29%	580,000,000	870,000,000	870,000,000	1,450,000,000	29%

Total	100%	2,000,000,000	3,000,000,000	3,000,000,000	5,000,000,000	100%

To implement the Capital Increase, the Company entered into the Capital Increase Agreement with Huaneng Finance.

Date:	9 August 2011

Parties:	(1)	Huaneng Finance; and

	(2)	the Company

Interests to be subscribed:
The Company currently holds 20% of the registered capital of Huaneng Finance. As the Capital Increase is to be conducted on a pro-rata basis in accordance with the existing shareholdings of Huaneng Finance, the Company’s interests in Huaneng Finance will remain unchanged following the completion of the Capital Increase.

Subscription Amount:
The Company will subscribe for an amount of up to RMB600 million of newly increased registered capital of Huaneng Finance so as to maintain its existing 20% equity interests in Huaneng Finance after the completion of the Capital Increase. The Company will pay the subscription money in cash upon Closing and the consideration will be funded by the Company’s internal cash surplus.

Conditions Precedent:	(1)
All necessary approvals by, consents from and filing with the PRC government or its authorized agencies in respect of the Capital Increase have been obtained, except those legal procedures that could only be completed after the completion of the Capital Increase in accordance with the applicable PRC laws.

	(2)	All necessary internal procedural approvals by Huaneng Finance and its shareholders in respect of the Capital Increase have been obtained.

	(3)	The representations and warranties made by the parties in

the Capital Increase Agreement are true and accurate as at the payment date of the subscription money.

Payment and time for Closing:	The Company shall pay up the increased capital it subscribed to Huaneng Finance by way of cash within five business days after the above conditions have been satisfied or waived.

INFORMATION REGARDING HUANENG FINANCE

Huaneng Financial Co., Ltd. was incorporated in October 1987 with a registered capital of RMB300 million upon the approval of the People’s Bank of China. In October 1990, the company was renamed as China Huaneng Finance Corporation. In July 2001, upon the approval of the People’s Bank of China, China Huaneng Finance Corporation increased its registered capital and renamed as China Huaneng Finance Corporation Ltd.

The following sets out certain financial information of Huaneng Finance as at 31 December 2009 (audited), 31 December 2010 (audited) and 30 June 2011 (unaudited) and for the year/period then ended, prepared in accordance with PRC Accounting Standards:

	As at 31 December 2009	As at 31 December 2010	As at 30 June 2011
	(RMB)	(RMB)	(RMB)
	(audited)	(audited)	(unaudited)

Revenue from principal business	660,832,446	632,040,570	345,321,869
Operating profit	539,907,018	499,256,611	274,683,424
Net profit before taxation	539,972,950	503,911,952	275,703,021
Net profit	415,166,918	375,089,901	207,938,518
Total assets	21,276,002,695	22,952,379,938	23,234,765,872
Net assets	2,853,421,802	2,801,604,694	3,004,181,137

Currently and after Closing, Huaneng Finance is an associated company of the Company. Equity accounting method will be applied for accounting treatment.

Pursuant to the relevant PRC laws and the articles of association of Huaneng Finance, the increase of capital of Huaneng Finance and the disposal or sale of Shares in Huaneng Finance by its shareholders are subject to the obtaining of approvals by its shareholders at a general meeting and by the China Banking Regulatory Commission.

PRICING POLICY OF AND REASONS FOR THE CAPITAL INCREASE

The Capital Increase is to be conducted on a pro-rata basis in accordance with the existing shareholders’ shareholdings in Huaneng. The consideration of the Transaction has arrived at after various negotiations by the existing shareholders of Huaneng Finance and has already taken into account the business conditions and profitability of Huaneng Finance.

The Capital Increase seeks to increase the total capital of Huaneng Finance and to further enhance Huaneng Finance’s financing capacity, investment ability and profitability.

For the year ended 31 December 2010, the net profit of Huaneng Finance pursuant to the audited financial information prepared in accordance with the PRC Accounting Standard was RMB375,089,901. For the six months ended 30 June 2011, the unaudited net profit of Huaneng Finance amounted to RMB207,938,518. These have indicated a relatively substantial growth of Huaneng Finance’s business. Since the investment in Huaneng Finance by the Company in December 2005, and up to 31 December 2010, the Company has already received RMB234,770,000 dividends from Huaneng Finance. After implementation of the Capital Increase, the scale of assets and performance of Huaneng Finance is expected to be increased considerably. The Company believes that continuing to invest in Huaneng Finance will enable the Company to enjoy the growth of Huaneng Finance, which is commercially beneficial to the interest of the Company and will bring forward in a stable growth of return to the Company.

CONNECTED TRANSACTION UNDER HONG KONG LISTING RULES

The Transaction constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Transaction are all less than 5%, the Transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders’ approval requirements.

The Board of Directors of the Company has considered and approved the resolution in respect of the Capital Increase. The Directors who have interest in the Capital Increase, being Mr. Cao Peixi, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue and Mr. Fan Xiaxia, have abstained from voting on the resolution in respect of the Capital Increase. The Directors (including independent non-executive Directors) are of the opinion that the Capital Increase Agreement is entered into: (i) on normal commercial terms (i.e. on an arm’s length basis or on terms no less favourable than those available from independent third parties); and (ii) on terms that are fair and reasonable and the Capital Increase Agreement is in the interests of the Company and of its shareholders as a whole.

DEFINITIONS

Capital Increase
the subsciption of part of the newly increased registered capital in Huaneng Finance for an amount up to RMB600 million pursuant to the terms and conditions of the Capital Increase Agreement by the Company;

Captial Increase Agreement	the subscription agreement of Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 9 August 2011;

Closing	the closing of the Transaction;

Company	Huaneng Power International, Inc.;

Directors	the directors of the Company;

HIPDC	Huaneng International Power Development Corporation;

Hong Kong Listing Rules	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

Huaneng Finance	China Huaneng Finance Corporation Ltd.;

Huaneng Group	China Huaneng Group;

Huaneng Group Associates	the shareholders of Huaneng Finance (other than Huaneng Group and the Company), namely, HIPDC, Beifang Lianhe Power Co. Ltd., Huaneng Capital

Services Co. Ltd., Yunnan Huaneng Lancangjiang Hydropower Co. Ltd, Xi’an Thermal Power Research Institute Co. Ltd., Huaneng Comprehensive Industrial Co., Huaneng Energy and Transportation Industrial Holdings Ltd. and Huaneng Renewables Corporation Limited, all being controlled by Huaneng Group;

Hua Neng HK	China Hua Neng Group Hong Kong Limited

PRC or China	the People’s Republic of China;

RMB	the lawful currency of the PRC;

Stock Exchange	the Stock Exchange of Hong Kong Limited;

Transaction	the subscription by the Company of new equity interests in Huaneng Finance pursuant to the Capital Increase Agreement.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent non-executive director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent non-executive director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent non-executive director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent non-executive director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent non-executive director)
Fan Xiaxia

(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
10 August 2011

Appendix 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF 2011 SECOND
EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that 2011 second extraordinary general meeting (ÒExtraordinary General MeetingÓ) of Huaneng Power International, Inc. (the ÒCompanyÓ) will be held at 9 a.m. on 27 September 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolution:

Ordinary Resolution

1.	To consider and approve the liability insurance policy for directors and senior management (note 1)

By Order of the Board
Gu Biquan
Company Secretary

10 August 2011

As at the date of this notice, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.	In relation to the resolution regarding the liability insurance policy for directors and senior management:

1)
To approve that the Company will take out the insurance for the directors and senior management by seleting an insurance company with Standard & Poor’s credit rating of not lower than A-level as the insurer and to enter into an insurance contract on normal commercial terms for a period of one year covering an insurance amount of not more than US$10 million at an annual insurance premium based on the prevailing market rates.

2)
To generally and unconditionally authorize the board of directors of two or more directors based on the principle of safeguarding the best interests of the Company to take all necessary action to implement the Company’s liability insurance policy for directors and senior management and related works, including but not limited to, signing of (or authorize other management personnel to sign) the insurance policy and all other necessary legal documents, make appropriate information disclosure (if required), and to renew (or authorize other management personnel to renew) the insurance policy before expiry of the term.

2.	Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 6 September 2011 are eligible to attend the Extraordinary General Meeting.

3.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

	(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 7 September 2011.

	(iii)	Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: Capital Market Department).

5.	Closure of Register of Members

In order to determine the H Shareholders who are entitled to attend the Extraordinary General Meeting, the register of members of the Company will be closed from 7 September 2011 to 27 September 2011 (both days inclusive).

6.	Other Businesses

	(i)	The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)	The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

Rooms 1712-1716,
17th Floor Hopewell Centre,
183 Queen’s Road East,
Hong Kong

(iii)	The business address of the Company is at:

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

	Telephone No.:	(+86)-10-6322 6593
(+86)-10-6322 6590
	Facsimile No.:	(+86)-10-6641 2321

Appendix 4

Proxy Form for 2011 Second Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)________________________________________________of _____________________________________________________
________________________________________________________________________________________________________________ ,
Shareholders’ Account: )________________________________________ and I.D. No.: )________________________________________ ,
being the holder(s) of )_______________________________________________________________________________________________
H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint the Chairman of the meeting or (Note 3) )____________________________________  I.D. No.: )______________________________________ (of )____________________
)_______________________________________________________________________________________________________________),
as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2011 Second Extraordinary General Meeting (“Extraordinary General Meeting”) to be held at 9 a.m. on 27 September 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China or any adjournment thereof for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	Ordinary Resolution:—	For (Note 4)	Against (Note 4)
1.	To consider and approve the liability insurance policy for directors and senior management

Date: )____________________ 2011	Signature: )____________________ (Note 5)

Notes:
1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
If any proxy other than the Chairman of the meeting is preferred, please cross out the words Òthe Chairman of the meeting orÓ and insert the name and address of your proxy in the space provided. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a ÒÖÓ in the appropriate space under ÒForÓ. If you wish to vote AGAINST any resolution, please indicate with a ÒÖÓ in the appropriate space under ÒAgainstÓ. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

Appendix 5

Reply Slip for 2011 Second Extraordinary General Meeting

I/(We) ________________________________________________ of ________________________________________________  Telephone number: _________________________________________ and Fax number: ________________________________________ , being the holder(s) of _____________________________________________ H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the ÒCompanyÓ) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2011 Second extraordinary general meeting (the ÒEGMÓ) to be held at 9 a.m. on 27 September 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:__________________________

Date:__________________________

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    August 10, 2011